SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        HYPERION TELECOMMUNICATIONS, INC.

                                (Name of Issuer)

                              Class A Common Stock

                         (Title of Class of Securities)

                                   44914K 30 6

                                 (CUSIP Number)

                         Carl E. Rothenberger, Jr., Esq.
                                One Oxford Centre
                          301 Grant Street, 20th Floor
                            Pittsburgh, PA 15219-1410
                              Phone: (412) 562-8826

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 8, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.

Check the following box if a fee is being paid with the statement. _ (A fee is not required only if thereporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:        44914K 30 6

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Adelphia Communications Corporation (I.R.S. Identification No. 23-2417713)

         (2)      Check the Appropriate Box if a Member of a Group   (a) _
                                                                     (b) _

         (3)      SEC Use Only

         (4)      Source of Funds
                                    BK/PF/OO

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _

         (6)      Citizenship or Place of Organization:

                  Delaware

Number of                 (7)     Sole Voting Power                   -0- Shares
Shares
Beneficially              (8)     Shared Voting Power          37,704,259 Shares
Owned by
Each                      (9)     Sole Dispositive Power              -0- Shares
Reporting
Person With              (10)     Shared Dispositive Power     37,704,259 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  37,704,259 (shares held by Adelphia, which include 6,966,667 shares of Class A Common Stock, 29,125,066 shares of Class B Common Stock convertible into Class A Common Stock and warrants to acquire 1,612,526 shares of Class A Common Stock)

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            74.4%

         (14)     Type of Reporting Person (See Instructions)
                                                            CO

CUSIP No.:        44914K 30 6

         (1)      Names of Reporting Persons

                  John J. Rigas

         (2)      Check the Appropriate Box if a Member of a Group   (a) _
                                                                     (b) _

         (3)      SEC Use Only

         (4)      Source of Funds
                                                            AF

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _

         (6)      Citizenship or Place of Organization:

                  United States of America

Number of                 (7)     Sole Voting Power                   -0- Shares
Shares
Beneficially              (8)     Shared Voting Power          37,704,259 Shares
Owned by
Each                      (9)     Sole Dispositive Power              -0- Shares
Reporting
Person With              (10)     Shared Dispositive Power     37,704,259 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  37,704,259 (shares held by Adelphia, which include 6,966,667 shares of Class A Common Stock, 29,125,066 shares of Class B Common Stock convertible into Class A Common Stock and warrants to acquire 1,612,526 shares of Class A Common Stock)

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            74.4%

         (14)     Type of Reporting Person (See Instructions)
                                                            IN

CUSIP No.:        44914K 30 6

         (1)      Names of Reporting Persons

                  Michael J. Rigas

         (2)      Check the Appropriate Box if a Member of a Group   (a) _
                                                                     (b) _

         (3)      SEC Use Only

         (4)      Source of Funds
                                                            AF

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  United States of America

Number of                 (7)     Sole Voting Power                   -0- Shares
Shares
Beneficially              (8)     Shared Voting Power          37,704,259 Shares
Owned by
Each                      (9)     Sole Dispositive Power              -0- Shares
Reporting
Person With              (10)     Shared Dispositive Power     37,704,259 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  37,704,259 (shares held by Adelphia, which include 6,966,667 shares of Class A Common Stock, 29,125,066 shares of Class B Common Stock convertible into Class A Common Stock and warrants to acquire 1,612,526 shares of Class A Common Stock)

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            74.4%

         (14)     Type of Reporting Person (See Instructions)
                                                            IN

CUSIP No.:        44914K 30 6

         (1)      Names of Reporting Persons

                  Timothy J. Rigas

         (2)      Check the Appropriate Box if a Member of a Group   (a) _
                                                                     (b) _

         (3)      SEC Use Only

         (4)      Source of Funds
                                                            AF

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  United States of America

Number of                 (7)     Sole Voting Power                   -0- Shares
Shares
Beneficially              (8)     Shared Voting Power          37,704,259 Shares
Owned by
Each                      (9)     Sole Dispositive Power              -0- Shares
Reporting
Person With              (10)     Shared Dispositive Power     37,704,259 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  37,704,259 (shares held by Adelphia, which include 6,966,667 shares of Class A Common Stock, 29,125,066 shares of Class B Common Stock convertible into Class A Common Stock and warrants to acquire 1,612,526 shares of Class A Common Stock)

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            74.4%

         (14)     Type of Reporting Person (See Instructions)
                                                            IN

CUSIP No.:        44914K 30 6

         (1)      Names of Reporting Persons

                  James P. Rigas

         (2)      Check the Appropriate Box if a Member of a Group    (a) _
                                                                      (b) _

         (3)      SEC Use Only

         (4)      Source of Funds
                                                            AF

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  United States of America

Number of                 (7)     Sole Voting Power                   -0- Shares
Shares
Beneficially              (8)     Shared Voting Power          37,704,259 Shares
Owned by
Each                      (9)     Sole Dispositive Power              -0- Shares
Reporting
Person With              (10)     Shared Dispositive Power     37,704,259 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  37,704,259 (shares held by Adelphia, which include 6,966,667 shares of Class A Common Stock, 29,125,066 shares of Class B Common Stock convertible into Class A Common Stock and warrants to acquire 1,612,526 shares of Class A Common Stock)

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            74.4%

         (14)     Type of Reporting Person (See Instructions)
                                                            IN

CUSIP No.:        44914K 30 6

         (1)      Names of Reporting Persons

                  Daniel R. Milliard

         (2)      Check the Appropriate Box if a Member of a Group   (a) _
                                                                     (b) _

         (3)      SEC Use Only

         (4)      Source of Funds
                                                            AF

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  United States of America

Number of                 (7)     Sole Voting Power               455,000 Shares
Shares
Beneficially              (8)     Shared Voting Power          37,704,259 Shares
Owned by
Each                      (9)     Sole Dispositive Power          455,000 Shares
Reporting
Person With              (10)     Shared Dispositive Power     37,704,259 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  38,159,259 (which includes 455,000 shares of Class A Common Stock owned by Mr. Milliard and shares held by Adelphia including 29,125,066 shares of Class B Common Stock convertible into Class A Common Stock and warrants to acquire 1,612,526 shares of Class A Common Stock)

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            75.3%

         (14)     Type of Reporting Person (See Instructions)
                                                            IN

1.        SECURITY AND ISSUER

                  This statement relates to the Class A Common Stock, par value $.01 per share, of Hyperion Telecommunications, Inc. ("Hyperion" or the "Company"), whose principal executive offices are located at Main at Water Street, Coudersport, Pennsylvania 16915. The shares of Class B Common Stock, par value $.01 per share, of the Company are convertible into shares of Class A Common Stock on a one-to-one basis at the option of the holder. The Company's Class A Common Stock is registered under the Securities Exchange Act of 1934 ("Exchange Act") while the Company's Class B Common Stock, par value $.01 per share, has not been so registered. The registration statement on Form 8-A under the Exchange Act (File No. 0-21605) for the Class A Common Stock of the Company became effective on May 4, 1998, simultaneously with the Form S-1 Registration Statement for the initial public offering of such stock (File No. 333-48209), and the closing for such offering was consummated on May 8, 1998. The Class A Common Stock and the Class B Common Stock are referred to collectively herein as the "Common Stock."

2.        IDENTITY AND BACKGROUND

                  The Reporting Persons include Adelphia Communications Corporation, a Delaware corporation ("Adelphia"), John J. Rigas, Michael J. Rigas, Timothy J. Rigas and James P. Rigas (collectively the "Rigas Reporting Persons") and Daniel R. Milliard (together with the Rigas Reporting Persons, the "Individual Reporting Persons" and each an "Individual Reporting Person") Adelphia and the Individual Reporting Persons are referred to herein collectively as the "Reporting Persons" and each as a "Reporting Person". The principal business and office address of each of the Reporting Persons is Main at Water Street, Coudersport, Pennsylvania 16915.

                  This statement is filed jointly by the Reporting Persons hereto. The Individual Reporting Persons are each an executive officer and director of both Adelphia and Hyperion, and the Rigas Reporting Persons are also controlling stockholders of Adelphia. The Individual Reporting Persons do not hold directly any shares of Class A Common Stock or Class B Common Stock of Hyperion and all outstanding shares and warrants reported herein as beneficially owned are owned of record by Adelphia (except for 455,000 shares of Class A Common Stock owned by Mr. Milliard). As a result of their relationships with Adelphia and Hyperion, and Adelphia's relationships with Hyperion, the Individual Reporting Persons may own beneficially or be deemed to own beneficially the shares owned by Adelphia.

                  See Schedule A for (1) the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each Individual Reporting Person and each executive officer, director and controlling person of Adelphia and (2) a listing of the directors, executive officers and controlling persons of Adelphia.

                  During the last five years, no Reporting Person, nor any executive officer or director thereof, has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  Each of the Individual Reporting Persons, and each executive officer, director and individual controlling person of Adelphia, is a citizen of the United States. The Reporting Persons are filing this Schedule 13D jointly pursuant to an agreement filed herewith as Exhibit 12.

3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                   Adelphia currently owns 6,966,667 outstanding shares of Class A Common Stock and 29,125,066 outstanding shares of Class B Common Stock. Adelphia also holds warrants (the "Adelphia Warrants") exercisable within 60 days to acquire 1,612,526 shares of Class A Common Stock. Of these securities, on May 8, 1998, Adelphia acquired 6,966,667 shares of Class A Common Stock, 200,001 shares of Class B Common Stock and the Adelphia Warrants at the consummation of Hyperion's initial public offering. The remainder of the Class B Common Stock held by Adelphia has been owned beneficially since October 1991 when the Company was formed. The shares of Class A Common Stock and Class B Common Stock acquired by Adelphia on May 8, 1998 as described above and the Adelphia Warrants are collectively referred to herein as the "Securities."

                   Of the 6,966,667 shares of Class A Common Stock acquired on May 8, 1998, (i) an aggregate of 433,127 shares of the Company's Class A Common Stock were acquired by Adelphia in consideration of the contribution by Adelphia of accounts payable by the Company to Adelphia (including accrued interest thereon) of $6,496,898 (at $15.00 per share), (ii) an aggregate of 3,209,539 shares were acquired by Adelphia in consideration of the contribution by Adelphia of the fair market value of a Note owed by the Company to Adelphia of $48,143,083 (at $15.00 per share), and (iii) an aggregate of 3,324,001 shares were acquired by Adelphia in consideration of the cash payment of $49,860,015 (at $15.00 per share) to the Company by Adelphia. Of the 200,001 shares of Class B Common Stock so acquired, 66,667 were purchased for an aggregate of $1,000,000 ($15.00 per share) in cash from each of the three Management Stockholders (as defined below). Of the Warrants so acquired, warrants to purchase 1,412,526 shares of Class A Common Stock at $6.15 per share were acquired from MCImetro Access Transmission Services, Inc. ("MCI") for an aggregate of $12,500,855 in cash, and warrants to purchase 200,000 shares of Class A Common Stock at the initial public offering price ($16.00 per share) were acquired by Adelphia from the Company as a transaction fee in connection with the acquisition of the warrants from MCI and related matters. All cash used by Adelphia for the above acquisitions was provided by cash on hand or by borrowings under revolving bank credit facilities of Adelphia and its subsidiaries for which Toronto-Dominion Texas, Inc. serves as Agent.

4.        PURPOSE OF TRANSACTION

                  Adelphia acquired the Securities for investment purposes. As a result of its ownership of Class B Common Stock of Hyperion prior to the above-referenced acquisitions, Adelphia had and continues to have the power to elect the entire Board of Directors of Hyperion.

                  The Individual Reporting Persons, both prior to and after the above-referenced acquisitions, served and continue to serve as directors and executive officers of both the Company and Adelphia and in such capacities are involved generally in the Company's and Adelphia's management, business and operations. The persons listed in Schedule A hereto (excluding Daniel R. Milliard), in their capacities as stockholders of Adelphia, both prior to and after the above-referenced acquisition, had the power to elect seven of the eight members of the Adelphia's Board of Directors and such persons (including entities they controlled) are or are deemed to be controlling stockholders of Adelphia. See Schedule 13D, Amendment No. 5, filed on July 31, 1997 by the Individual Reporting Persons and other filing persons with respect to the Class A Common Stock of Adelphia (SEC File No. 0-16014), which is incorporated herein by reference.

                  The Individual Reporting Persons, as executive officers and directors of Hyperion, are eligible to receive stock options, stock awards, phantom stock and other awards under the 1996 Long Term Incentive Compensation Plan of Hyperion. On April 9, 1998, the Company approved the grant of certain options and share awards to the Rigas Reporting Persons covering an aggregate of 800,000 shares of Class A Common Stock under the 1996 Plan. These options and share awards have not yet been granted as of the date of this filing, and all of them were approved for grant with vesting to occur at the end of the third, fourth and fifth years after grant. In addition, pursuant to his employment agreement with the Company, Mr. Milliard is to be awarded or is eligible to receive options or share awards with respect to the Class A Common Stock of the Company under the 1996 Plan. See "Management -- Long-Term Incentive Compensation Plan" and "Management -- Employment Contracts" in the Prospectus (the "Rule 424B Prospectus") filed pursuant to Rule 424(b)(1) on May 8, 1998 in connection with the related registration statement filed by Hyperion at SEC File No. 333-48209 (the "Hyperion Registration Statement"), which sections of such Rule 424B Prospectus are incorporated herein by reference.

5.        INTEREST IN SECURITIES OF THE ISSUER

                   Adelphia currently shares or may be deemed to share with the Individual Reporting Persons, investment power over 6,966,667 or 35.0% of the 19,921,667 outstanding shares of Class A Common Stock and 29,125,066 or 89.6% of the 32,500,000 outstanding shares of Class B Common Stock. Adelphia also shares, or may be deemed to share with the Individual Reporting Persons, investment power over the Adelphia Warrants which are exercisable within 60 days to acquire 1,612,526 shares of Class A Common Stock. The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis by the holder.

                  Assuming the exercise of the Adelphia Warrants and the conversion of Adelphia's Class B Common Stock into Class A Common Stock, Adelphia would own 37,704,259 shares of Class A Common Stock, or an aggregate of 74.4% of the 50,659,259 then outstanding shares of Class A Common Stock of the

Company, and would share or may be deemed to share voting and investment power over such securities with the Individual Reporting Persons.

                  In addition, Mr. Milliard currently holds sole investment power over 455,000 or 2.3% of the 19,921,667 outstanding shares of Class A Common Stock. Mr. Milliard disclaims beneficial ownership of the shares beneficially owned by Adelphia.

                   Adelphia currently shares or may be deemed to share with the Individual Reporting Persons, voting power over 6,966,667 of the 19,921,667 outstanding shares of Class A Common Stock and 29,125,066 of the 32,500,000 outstanding shares of Class B Common Stock which are convertible into Class A Common Stock.

                  Assuming the exercise of the Adelphia Warrants and the conversion of Adelphia's Class B Common Stock into Class A Common Stock, Adelphia would own 37,704,259 shares of Class A Common Stock, or an aggregate of 74.4% of the 50,659,259 then outstanding shares of Class A Common Stock of the Company, and would share or may be deemed to share voting and investment power over such securities with the Individual Reporting Persons.

                  In addition, Mr. Milliard currently has the sole voting power over 455,000 shares of Class A Common Stock. Mr. Milliard disclaims beneficial ownership of the shares beneficially owned by Adelphia.

                    Except as set forth in Items 3, 4 and 6 of this Schedule, no Reporting Person has effected any transaction in the Class A or Class B Common Stock during the past sixty (60) days.

                   Not applicable.

                   Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Adelphia has agreed with Messrs. Charles Drenning, Paul Fajerski and Randolph Fowler (the "Management Stockholders") that so long as each such Management Stockholder is both an employee and stockholder of the Company, Adelphia will vote its shares to elect each such person as a director of the Company. In addition, Adelphia and the Company, and Adelphia, the Company and the Management Stockholders, are parties respectively to two Registration Rights Agreements dated October 25, 1996, as amended, which provide Adelphia and the Management Stockholders with certain rights to have shares of Common Stock registered for sale under the Securities Act of 1933, as amended. In addition, Adelphia, the Company and MCI are parties to a letter of understanding pursuant to which Adelphia acquired certain warrants from MCI and the Company, as described in Item 3.

                  Other than described above or in Items 3 and 4, including without limitation purchase agreements between Adelphia and Hyperion regarding the shares of Class A Common Stock acquired by Adelphia on May 8, 1998, no Reporting Person has any other contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.

1.       Letter Agreement dated March 19, 1996 between the Registrant, Charles
         R. Drenning, Paul D. Fajerski, Randolph S. Fowler and Adelphia. (Incorporated herein by reference is Exhibit 10.12 to Registration Statement No. 333-06957 on Form S-4.)

2. Employment Agreement between Hyperion Telecommunications, Inc. and Daniel R. Milliard dated as of March 4, 1997. (Incorporated herein by reference is Exhibit 10.03 to Current Report on Form 8-K of Adelphia Communications Corporation dated May 1, 1997 (File Number 0-16014).)

3. 1996 Long-Term Incentive Compensation Plan. (Incorporated herein by reference is Exhibit 10.17 to Registration Statement No. 333-13663 on Form S-1.)

4. Registration Rights Agreement among Charles R. Drenning, Paul D. Fajerski, Randolph S. Fowler, Adelphia Communications Corporation and the Company. (Incorporated herein by reference is Exhibit 10.18 to Registration Statement No. 333-13663 on Form S-1.)

5. Registration Rights Agreement between Adelphia Communications Corporation and the Company. (Incorporated herein by reference is Exhibit 10.19 to Registration Statement No. 333-13663 of Form S-1.)

6. Extension Agreement dated as of January 8, 1997, among Hyperion Telecommunications, Inc., Adelphia Communications Corporation, Charles
         R. Drenning, Paul D. Fajerski, Randolph S. Fowler, and six Trusts named therein. (Incorporated herein by reference is Exhibit 10.04 to Current Report of Form 8-K of Adelphia Communications Corporation dated May 1, 1997 (File Number 0-16014).)

7. Letter Agreement dated April 10, 1998, among the Registrant, Adelphia Communications Corporation and MCImetro Access Transmission Services, Inc. (Incorporated by reference herein is Exhibit No. 10.24 to Registration Statement No. 333-48209 on Form S-1.)

8. Amendment to Registration Rights Agreement dated as of April 15, 1998, between the Registrant and Adelphia Communications Corporation. (Incorporated by reference herein is Exhibit No. 10.25 to Registration Statement No. 333-48209 on Form S-1.)

9. Letter Agreement dated as of April 9, 1998, between the Registrant and Adelphia Communications Corporation regarding the purchase of Class A Common Stock. (Incorporated by reference herein is Exhibit No. 10.26 to Registration Statement No. 333-48209 on Form S-1.)

10. Letter Agreement between Adelphia and the Company dated May 4, 1998.

11.      Letter Agreement among Adelphia and the Management Stockholders.

12.      Joint Filing Agreement.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ADELPHIA COMMUNICATIONS CORPORATION


May 15, 1998                                         By:  /s/Michael J. Rigas
Date                                                 Signature


                                                     Michael J. Rigas, Executive
                                                     Vice President
                                                     Name/Title


May 15, 1998                                         /s/John J. Rigas
Date                                                 Signature


                                                     John J. Rigas
                                                     Name/Title



May 15, 1998                                         /s/Michael J. Rigas
Date                                                 Signature



                                                     Michael J. Rigas
                                                     Name/Title



May 15, 1998                                         /s/Timothy J. Rigas
Date                                                 Signature



                                                     Timothy J. Rigas
                                                     Name/Title

May 15, 1998                                         /s/James P. Rigas
Date                                                 Signature



                                                     James P. Rigas
                                                     Name/Title



May 15, 1998                                         /s/Daniel R. Milliard
Date                                                 Signature



                                                     Daniel R. Milliard
                                                     Name/Title



                                   SCHEDULE A
                                       TO
CUSIP No. 44914K 30 6             SCHEDULE 13D

Name and Business Address                        Principal Occupation or Employment and Principal
                                                 Business and Address

John J. Rigas                                    Director, Chairman, Chief Executive Officer and
Main at Water Street                             President, Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                  Director and Chairman,
                                                 Hyperion Telecommunications, Inc.
                                                 Main at Water Street
                                                 Coudersport, Pennsylvania 16915

Michael J. Rigas                                 Director and Executive Vice President,
Main at Water Street                             Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                  Director and Vice Chairman,
                                                 Hyperion Telecommunications, Inc.
                                                 Main at Water Street
                                                 Coudersport, Pennsylvania 16915

Timothy J. Rigas                                 Director, Executive Vice President, Chief Financial
Main at Water Street                             Officer and Treasurer,
Coudersport, Pennsylvania 16915                  Adelphia Communications Corporation
                                                 Director, Vice Chairman and Chief Financial Officer,
                                                 Hyperion Telecommunications, Inc.
                                                 Main at Water Street
                                                 Coudersport, Pennsylvania 16915

James P. Rigas                                   Director and Executive Vice President,
Main at Water Street                             Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                  Director, Vice Chairman and Chief Executive Officer,
                                                 Hyperion Telecommunications, Inc.
                                                 Main at Water Street
                                                 Coudersport, Pennsylvania 16915

Daniel R. Milliard                               Director, Senior Vice President and Secretary,
Main at Water Street                             Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                  Director, President and Secretary,
                                                 Hyperion Telecommunications, Inc.
                                                 Main at Water Street
                                                 Coudersport, Pennsylvania 16915

Perry S. Patterson                               Director, Adelphia Communications Corporation
Main at Water Street                             Main at Water Street
Coudersport, Pennsylvania 16915                  Coudersport, Pennsylvania 16915
                                                 Attorney in private practice

                                       16


Pete J. Metros                                   Director, Adelphia Communications Corporation
Rapistan Demag Corporation                       Main at Water Street
507 Plymouth Avenue, NE                          Coudersport, Pennsylvania 16915
Grand Rapids, MI  49505                          President, Rapistan Demag Corporation

James L. Gray                                    Director, Adelphia Communications Corporation
55 North Caliboque Cay Road                      Main at Water Street
Hilton Head, SC  29928                           Coudersport, Pennsylvania 16915
                                                 Chairman and CEO, Primestar Partners
                                                 3 Bala Cynwyd Plaza West
                                                 Bala Cynwyd, PA 19004


                                   EXHIBIT 10

                                   May 4, 1998



Hyperion Telecommunications, Inc.
Main and Water Street
Coudersport, PA  16915

Re:      Purchase of Class A Common Stock

Gentlemen:

         The undersigned Adelphia Communications Corporation ("Adelphia") hereby agrees to purchase directly from you, and you agree to sell to Adelphia, upon the terms and subject to the conditions set forth herein, a total of 3,757,128 shares (the "Shares") of the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Hyperion Telecommunications, Inc., a Delaware corporation (the "Company"), at $15.00 per share, which is the initial public offering price to the public less the underwriting discount, as disclosed on the cover page of the Prospectus, for an aggregate purchase price of $56,356,913.00 (the "Aggregate Purchase Price"). The Aggregate Purchase Price shall be payable as follows: $49,860,015.00 in cash, and $6,496,898.00 in the undersigned's contribution of payables (including accrued interest thereon) owed to the undersigned by the Company. Each capitalized term used herein without being defined herein shall have the meaning ascribed to it in those certain underwriting agreements, dated of even date herewith, between the Company and Smith Barney Inc. on behalf of the representatives of the underwriters named therein, with respect to the offering and sale of 12,500,000 shares of Class A Common Stock to the public thereunder (the "Underwriting Agreements").

         The parties hereto agree that Adelphia is entitled to rely on the representations and warranties made by the Company in the Underwriting Agreements; provided, however, that Adelphia represents and warrants that such representations and warranties are true and correct to the best of its knowledge.

         The purchase and sale of the Shares as contemplated hereby shall take place on the Closing Date concurrently with the closing on the Underwritten Securities. No underwriting commissions or discounts shall be paid to any underwriter for such purchase or sale of the Shares. The Shares shall be purchased and shall be held for investment.

         The obligations of the parties hereto are conditioned upon the concurrent closing on the purchase and sale of the Underwritten Securities as contemplated by the Underwriting Agreements. This agreement shall be terminated without liability on the part of any party hereto in the event that the Underwriting Agreements are terminated prior to the consummation of the purchase and sale of the Underwritten Securities.

         This Agreement shall be effective upon execution and delivery, by the parties thereto, of the Underwriting Agreements.

         This Agreement may be executed in one or more counterparts each of which, taken together, shall constitute one and the same agreement.

         This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to the principles of conflicts of law thereof.

                                Very truly yours,

                                             ADELPHIA COMMUNICATIONS CORPORATION

                                             By: /s/ Timothy J. Rigas__
                                             Name: Timothy J. Rigas
                                             Title:_Executive Vice President

Agreed to and accepted by

HYPERION TELECOMMUNICATIONS, INC.


By:/s/ Daniel R. Milliard
Name:  Daniel R. Milliard
Title:_President

                                   EXHIBIT 11

                                  April 8, 1998



VIA FACSIMILE AND FEDERAL EXPRESS

Paul D. Fajerski
331 Alamo Drive
Upper St. Clair, PA  15241

Charles R. Drenning
1443 Old Meadow Road
Upper St. Clair, PA  15241

Randolph S. Fowler
336 Catalina Drive
Upper St. Clair, PA  15241


Gentlemen:

         This letter is in connection with that certain Extension Agreement (the "Extension Agreement") dated as of January 8, 1997, between Charles R. Drenning, Paul D. Fajerski, and Randolph S. Fowler (the "Holders"), the six Trusts listed on the signature pages thereto, Adelphia Communications Corporation ("Adelphia") and Hyperion Telecommunications, Inc. ("Hyperion"). Capitalized terms not otherwise defined in this letter shall have the meanings ascribed to them in the Extension Agreement.

         This letter will confirm that Adelphia hereby offers to purchase from each of you $1,000,000 in aggregate purchase price of your Class B Common Stock, par value $.01 per share ("Class B Stock") of Hyperion under the following terms. As you know, Hyperion is in the process of making an initial public offering (the "IPO") of its Class A Common Stock, par value $.01 per share ("Class A Stock") and in that regard has filed a registration statement with the Securities and Exchange Commission at File No. 333-48209. As part of the IPO, Adelphia hereby offers to purchase from each of you, at a purchase price per share equal to the IPO price less the applicable underwriter discount for shares sold to the public (as such information shall be set forth on the cover page of the final prospectus for the IPO), $1,000,000 in aggregate purchase price of your shares of Class B Stock of Hyperion. This offer is conditioned upon consummation of the IPO and the closing of the purchase of any shares pursuant to this offer being held simultaneous with the consummation of the IPO and the payment of the Term Loans.

         Upon the consummation of the IPO, the offer represented by this letter, whether or not accepted by each of you, will satisfy the requirements of Paragraph 5 of the Extension Agreement. As a result, the Term Loans will each be payable as of the closing of the IPO, the piggyback registration requirements of
Section 9(i) of the Letter Agreement and Section 20(ii) of the Shareholder Agreement will be satisfied and the Shareholder Agreement will be terminated effective as of the time of the first closing of the IPO (without reference to any closing of any over-allotment option in the IPO).

         If you accept this offer with respect to the purchase of your Class B Stock, please indicate your acceptance by signing an original copy of this letter below and returning the executed copy to Timothy J. Rigas, Executive Vice President, Adelphia Communications Corporation, Main at Water Street, Coudersport, Pennsylvania 16915, in the enclosed Federal Express envelope, keeping a copy for your files.

                                            ADELPHIA COMMUNICATIONS CORPORATION



                                            By: /s/James P. Rigas

                                            Name:  James P. Rigas

                                            Title:  Executive Vice President


ACCEPTED AND AGREED TO BY HOLDER:


By:  /s/ Charles Drenning




cc:      Edward E. Babcock, Jr.,
         Vice President
         Hyperion Telecommunications, Inc.

                                   EXHIBIT 12

                             JOINT FILING AGREEMENT

Be it known that the undersigned hereby agree to file jointly a Schedule 13D, including amendments thereto, reporting beneficial ownership of the Class A Common Stock, par value $.01 per share, of Hyperion Telecommunications, Inc.



                                            ADELPHIA COMMUNICATIONS CORPORATION


May 15, 1998                                         By:  /s/Michael J. Rigas
Date                                                 Signature


                                                     Michael J. Rigas, Executive
                                                     Vice President
                                                     Name/Title


May 15, 1998                                         /s/John J. Rigas
Date                                                 Signature


                                                     John J. Rigas
                                                     Name/Title



May 15, 1998                                         /s/Michael J. Rigas
Date                                                 Signature



                                                     Michael J. Rigas
                                                     Name/Title



May 15, 1998                                         /s/Timothy J. Rigas
Date                                                 Signature



                                                     Timothy J. Rigas
                                                     Name/Title

May 15, 1998                                         /s/James P. Rigas
Date                                                 Signature



                                                     James P. Rigas
                                                     Name/Title



May 15, 1998                                         /s/Daniel R. Milliard
Date                                                 Signature



                                                     Daniel R. Milliard
                                                     Name/Title